                        GULF INDONESIA RESOURCES LIMITED



                             MATERIAL CHANGE REPORT



                 Section 146(1) of the Securities Act (Alberta)
             Section 85(1) of the Securities Act (British Columbia)
                 Section 75(2) of the Securities Act (Ontario)

1.       REPORTING ISSUER

         Gulf Indonesia Resources Limited
         21st Floor, Wisma 46, Kota BNI
         Jalan Jenderal Sudirman
         Kavling 1
         Jakarta, Indonesia 10220

2.       DATE OF MATERIAL CHANGE

         June 10, 2002

3.       PRESS RELEASE

         On June 10, 2002, Gulf Indonesia Resources Limited ("Gulf Indonesia") and Conoco Canada Resources Limited ("Conoco Canada"), a wholly owned subsidiary of Conoco Inc. ("Conoco"), issued a joint press release disclosing the nature and substance of the material change.

4.       SUMMARY OF MATERIAL CHANGE

         Gulf Indonesia, Conoco Canada and Conoco entered into an agreement dated as of June 7, 2002 (the "Support Agreement") whereby Conoco, through Conoco Canada, agreed to acquire all of the issued and outstanding common shares of Gulf Indonesia not owned by Conoco Canada (the "Gulf Indonesia Common Shares"), including all Gulf Indonesia Common Shares which may become outstanding on the exercise of options to purchase Gulf Indonesia Common Shares, at a price of US $13.25 per share. A copy of the Support Agreement is attached hereto as Exhibit "A".

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         SUMMARY

         The following is a summary of material provisions of the Support Agreement, which is attached hereto as Exhibit "A". Such summary is not a complete description and is qualified in its entirety by reference to the Support Agreement. Capitalized terms not otherwise defined in the following summary shall have the meanings set forth in the Support Agreement. We urge you to read carefully the Support Agreement. Reference is also made to the Offer to Purchase dated June 12, 2002 of Conoco Canada (the "Offer to Purchase") and filed with the Securities Exchange Commission and various Canadian securities regulators.

         THE OFFER

         The Support Agreement provides that, following the satisfaction or waiver of the conditions to the Offer, Conoco Canada shall accept for payment and pay for, in accordance with the terms of the Offer and the Support Agreement, all Gulf Indonesia Common Shares which have been validly tendered and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. The obligations of Conoco Canada to accept for payment and to pay for any Gulf Indonesia Common Shares tendered pursuant to the Offer is subject to the conditions specified in "The Offer -- Certain Conditions to the Offer" in the Offer to Purchase.

         THE SECOND-STEP ACQUISITION

         The Support Agreement provides that if the Minimum Tender Condition has been satisfied and the other conditions to the Second-Step Acquisition have been satisfied or waived, Conoco Canada will use its best efforts to, as soon as practicable after completion of the Offer, complete the Second-Step Acquisition, pursuant to which Conoco Canada will acquire all outstanding Gulf Indonesia Common Shares not tendered in the Offer or otherwise owned by Conoco Canada or its affiliates at a price in cash equal to the Offer Price.

         Gulf Indonesia has agreed that if Conoco Canada is required under the Support Agreement to use its best efforts to effect a Second-Step Acquisition, Gulf Indonesia will use its best efforts to assist Conoco Canada in connection therewith, including (1) taking all action necessary in accordance with the securities laws, other applicable laws, Gulf Indonesia's constating documents, the requirements of the New York Stock Exchange or the requirements of any governmental entity to duly call, give notice of, convene and hold a meeting of shareholders of Gulf Indonesia as promptly as practicable to consider and vote upon the Second-Step Acquisition, if necessary, and (2) filing with the applicable securities commissions and mailing to shareholders of Gulf Indonesia a management proxy circular, or if requested by Conoco Canada, an information statement relating to the meeting of shareholders.

         CERTAIN CONDITIONS TO THE SECOND-STEP ACQUISITION

         The Support Agreement provides that the obligation of Conoco Canada to commence and complete the Second-Step Acquisition is subject to the satisfaction (or waiver by Conoco Canada), immediately prior to the time the Second-Step Acquisition is commenced and immediately prior to the time the Second-Step Acquisition is completed, of each of the following conditions:

         (1) all sanctions, rulings, exceptions, waivers, permits, orders, consents or approvals of any governmental entity (whether in Canada, the United States, Indonesia or elsewhere) which, in Conoco Canada's reasonable judgment, are necessary in connection with the Second-Step Acquisition shall have been obtained on terms and conditions reasonably satisfactory to Conoco Canada;

         (2) (i) no act, action, suit, proceeding, obligation or opposition shall have been threatened or taken before or by any governmental entity or by any other person (in the case of such other person, which has a reasonable likelihood of success), and (ii) no law, regulation, rule, statute, judgment, order, injunction or policy shall have been enacted, promulgated, amended or applied, in either case in the reasonable judgment of Conoco Canada:

                  (a) to (A) cease trade, enjoin, prohibit or impose limitations, damages or conditions on (x) the purchase by, or sale to, Conoco Canada of the Shares or any of them or the consummation of the transactions contemplated by the Support Agreement,
                           (y) the right of Conoco Canada to own or exercise full rights of ownership of the Shares or any of them, or (z) the ability of Conoco Canada or Conoco to exercise full ownership rights over or operate the businesses or assets of Gulf Indonesia and its subsidiaries, or (B) compel Conoco Canada or Conoco (or any of their respective affiliates) to dispose of or to hold separate any portion of their business or assets or to dispose or to hold separate any portion of the business or assets of or any of Gulf Indonesia or its subsidiaries;

                  (b) which has materially adversely affected or, if the Second-Step Acquisition were consummated, could materially adversely affect Gulf Indonesia and its subsidiaries considered as a whole; or

                  (c) which challenges or would prevent completion of the Second-Step Acquisition or which would have a material adverse effect on the ability of Conoco Canada to complete a Second-Step Acquisition;

         (3) there shall not exist any prohibition at law or legal restraint against Conoco Canada making or completing a Second-Step Acquisition;

         (4) Conoco Canada shall have determined in its reasonable judgment that there does not exist and has not occurred (or, if there does exist or shall have previously occurred, there shall not have been disclosed prior to the date of the Support Agreement, generally or to Conoco or Conoco Canada) any material adverse change to Gulf Indonesia and its subsidiaries considered as a whole;

         (5) all representations and warranties of Gulf Indonesia in the Support Agreement qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects as of the date of the Support Agreement and as of the effective date of the Second-Step Acquisition as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date) and Gulf Indonesia shall have performed in all material respects all covenants to be performed by it under the Support Agreement;

         (6) there shall not be in force and non-appealable any injunction, order or decree issued by a court or other governmental entity of competent jurisdiction in Canada, the United States or elsewhere restraining or enjoining the consummation of the Second-Step Acquisition or any other transaction contemplated by the Support Agreement;

         (7)      the Support Agreement shall not have been terminated; and

         (8)      the Minimum Tender Condition shall have been satisfied.

         Subject to the terms of the Support Agreement, the foregoing conditions are for the sole benefit of Conoco Canada and Conoco and may be asserted by Conoco Canada or Conoco regardless of the circumstances (including any action or inaction by Conoco Canada or Conoco) giving rise to any such conditions or may be waived by Conoco Canada or Conoco in whole or in part at any time and from time to time prior to the effective time of the Second-Step Acquisition (subject, in the case of any waiver, to the requirements of the Exchange Act and Canadian provincial securities legislation). The failure by Conoco Canada or Conoco at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the effective time of the Second-Step Acquisition.

         For purposes of the Support Agreement the terms "material adverse change" and "material adverse effect" mean, when used in connection with a person, any change, effect, event, occurrence or state of facts (or any effect, development, occurrence or state of facts involving a prospective change) that is, or could reasonably be expected to be, material and adverse to the business, assets, rights, liabilities, capitalization, operations, prospects or financial condition of that person and its subsidiaries taken as a whole, other than any change, effect, event, occurrence or state of facts (or any effect, development, occurrence or state of fact involving a prospective change); (i) resulting from changes affecting the worldwide oil and gas industry, including without limitation changes in crude oil, natural gas, gas liquids or other commodity prices on a current or forward basis; (ii) resulting from changes in general economic, political, civil, financial, banking, regulatory, currency exchange, securities market or commodity market conditions in Canada or the United States;
         (iii) which prior to the date of the Support Agreement has been publicly disclosed by Gulf Indonesia or otherwise disclosed in writing by Gulf Indonesia to Conoco or Conoco Canada; (iv) resulting from the negotiation, announcement, execution, delivery, consummation or anticipation of the transactions contemplated by, or compliance with, the Support Agreement; or (v) resulting from any change in law of any Canadian or U.S. governmental entity.

         TERMINATION

         The Support Agreement may be terminated:

         (1) by Conoco, Conoco Canada or Gulf Indonesia (in the case of Gulf Indonesia, as determined by the Independent Committee) if there shall be in force and non-appealable any injunction, order or decree issued by a court or other governmental entity of competent jurisdiction in Canada, the United States or elsewhere restraining or enjoining the consummation of the Offer, the Second-Step Acquisition or any other transaction contemplated by the Support Agreement; provided that the party so terminating is not then in material breach of the Support Agreement (or in the case of Conoco or Conoco Canada, neither is so in breach);

         (2) by Conoco or Conoco Canada if the conditions to Conoco Canada consummating the Offer have not been satisfied (or waived by Conoco or Conoco Canada) by the date specified in the condition or the Expiration Date, as applicable; provided that neither Conoco nor Conoco Canada is then in material breach of the Support Agreement;

         (3) by Conoco or Conoco Canada if the conditions to Conoco Canada consummating the Second-Step Acquisition have not been satisfied (or waived by Conoco or Conoco Canada) both immediately prior to the time the Second-Step Acquisition is commenced and immediately prior to the time the Second-Step Acquisition is completed; provided that neither Conoco nor Conoco Canada is then in material breach of the Support Agreement;

         (4) by the mutual agreement of Conoco, Conoco Canada and Gulf Indonesia (as determined by the Independent Committee);

         (5) by Conoco and Conoco Canada if the Board of Directors of Gulf Indonesia or the Independent Committee shall have (i) withdrawn or modified, or proposed to withdraw or modify in a manner adverse to Conoco or Conoco Canada, the approval or recommendation of the Board of Directors of Gulf Indonesia or the Independent Committee of the Support Agreement or the Offer or (ii) approved or recommended, or proposed publicly to approve or recommend, any proposal by any person to acquire, directly or indirectly, more than 10% of the Shares (other than the Offer) (an "Acquisition Proposal");

         (6) by Gulf Indonesia (as determined by the Independent Committee) if (i) any representation or warranty of Conoco Canada or Conoco in the Support Agreement which is qualified as to materiality is not true and correct and any representation and warranty in the Support Agreement not so qualified is not true and correct in all material respects (except to the extent that such representations and warranties speak to an earlier date) or (ii) Conoco Canada or Conoco is in breach in a material respect of any of their respective covenants under the Support Agreement; provided, in each case that (A) Conoco or Conoco Canada, as applicable, has not cured such breach within 20 business days of Gulf Indonesia notifying Conoco or Conoco Canada of such breach and (B) Gulf Indonesia is not then in material breach of the Support Agreement;

         (7) by Gulf Indonesia in order for it to concurrently enter into a bona fide written unsolicited Acquisition Proposal that in the good faith determination of the Independent Committee (i) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the person making such proposal and (ii) would, if consummated, result in a more favorable transaction from a financial point of view to shareholders of Gulf Indonesia (other than Conoco Canada) than the transactions contemplated by the Support Agreement; and

         (8) by Conoco, Conoco Canada or Gulf Indonesia (as determined by the Independent Committee) in the event that Conoco Canada does not complete the Second-Step Acquisition on or prior to January 1, 2003; provided that a party may not terminate the Support Agreement pursuant to this clause if such party's breach (or in the case of Conoco or Conoco Canada, the breach by either of Conoco or Conoco Canada) of the Support Agreement resulted in the Second-Step Acquisition not being completed on or prior to such date.

         In the event of such termination, except as provided in the Support Agreement, the Support Agreement will become void and have no effect, and there will be no liability on the part of Conoco, Conoco Canada or Gulf Indonesia. However, the Support Agreement provides that the termination of the Support Agreement will not relieve any party from liability for any wilful and knowing breach of a representation or warranty in the Support Agreement or a material breach of a covenant contained therein.

         CHANGE IN RECOMMENDATION

         Both the Board of Directors of Gulf Indonesia and the Independent Committee have agreed not to withdraw or modify, or propose to withdraw or modify, in a manner adverse to Conoco or Conoco Canada, its approval or recommendation of the Offer or the Support Agreement, or approve or recommend or propose publicly to approve or recommend any Acquisition Proposal, unless the Board of Directors of Gulf Indonesia, or the Independent Committee, determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the shareholders of Gulf Indonesia (other than Conoco Canada) under applicable law.

         INTERIM OPERATIONS

         Gulf Indonesia has agreed that, prior to consummation of the Second-Step Acquisition, except as otherwise expressly contemplated by the Support Agreement or unless Conoco otherwise agrees in writing:

         (1) Gulf Indonesia and its subsidiaries will conduct their businesses only in, and not take any action except in, the usual and ordinary course of business and consistent with past practice, and Gulf Indonesia shall use all commercially reasonable efforts to maintain and preserve its and their business organization, assets, employees, advantageous business relationships and the attendant goodwill of Gulf Indonesia and its subsidiaries and to contribute to retention of that goodwill to and after the date of the consummation of the Second-Step Acquisition;

         (2) Gulf Indonesia will not, and will not permit any of its subsidiaries to, directly or indirectly: (i) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Gulf Indonesia or its subsidiaries or other equity interests of Gulf Indonesia or its subsidiaries, or options, warrants, rights or units to acquire any such shares or interests, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Gulf Indonesia or its subsidiaries or other equity interests of Gulf Indonesia or its subsidiaries, other than
                  (A) the issuance of Gulf Indonesia Common Shares issuable pursuant to the terms of certain options, (B) the granting of options in the ordinary course consistent with past practice,
                  (C) in transactions between two or more Gulf Indonesia wholly owned subsidiaries or between Gulf Indonesia and a Gulf Indonesia wholly owned subsidiary, (D) pursuant to certain pledge commitments and (E) as required under law or existing contracts; (ii) redeem, purchase or otherwise acquire any of its outstanding securities unless otherwise required by the terms of such securities and other than in transactions between two or more Gulf Indonesia wholly owned subsidiaries or between Gulf Indonesia and a Gulf Indonesia wholly owned subsidiary; (iii) adopt a plan of liquidation, or resolution providing for the liquidation, dissolution, merger, consolidation, spin-off, demerger or reorganization of Gulf Indonesia or any of its subsidiaries; or (iv) enter into, modify or terminate any contract or agreement with respect to any of the foregoing;

         (3) Gulf Indonesia will conduct itself so as to keep Conoco informed as to the material decisions or actions required to be made or taken by Gulf Indonesia's Board of Directors with respect to the operation of its business, except in respect of disclosure prohibited by reason of a confidentiality obligation owed to any person or otherwise prevented by applicable law;

         (4) Gulf Indonesia will not, and will not permit its subsidiaries, directly or indirectly, to: (i) sell, pledge, lease, dispose of or encumber any assets of Gulf Indonesia or its subsidiaries, except in the ordinary course of business consistent with past practice; (ii) subject to certain exceptions, acquire any corporation, partnership or other person or other business organization or division thereof, make any investment either by the purchase of securities, contributions of capital, property transfer or purchase of any property or assets of any other person, if any of the foregoing would be material to the business or financial condition of Gulf Indonesia and its subsidiaries taken as a whole; (iii) commence or undertake a substantial expansion of its business facilities or operations or an expansion that is out of the ordinary and regular course of business consistent with past practice in light of current market and economic conditions; (iv) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances, except (A) in the ordinary course of business consistent with past practice, (B) for refinancing of existing debt on substantially the same or more favorable terms and (C) for daylight employee assistance loans in connection with the exercise of options; (v) pay, discharge or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in certain Gulf Indonesia financial statements or incurred in the ordinary course of business consistent with past practice; (vi) authorize, recommend or propose any release or relinquishment of any contractual right, other than in the ordinary course of business consistent with past practice; (vii) waive, release, grant or transfer any rights of material value or modify or change any existing material licence, lease, contract or other document, other than in the ordinary course of business consistent with past practice;
                  (viii) except in the ordinary course of business consistent with past practice or as required by applicable law, enter into or modify in any material respect any contract, agreement, commitment or arrangement which new contract or series of related existing contracts could reasonably be expected to have a material adverse effect on Gulf Indonesia and its subsidiaries taken as a whole; or (ix) authorize or propose any of the foregoing or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing; provided, however, that the foregoing does not apply to any action, expenditure, transaction or agreement (including a series of transactions) included in the Gulf Indonesia 2002 budget approved by the Board of Directors of Gulf Indonesia prior to December 10, 2001 (including amendments thereto made prior to June 1, 2002) or with a value of less than $5 million individually or $10 million in the aggregate;

         (5) Gulf Indonesia will not, and will not permit any of its subsidiaries to, (i) grant or promise to grant to any officer or director an increase or improvement in compensation or benefits in any form; (ii) other than in the ordinary course of business consistent with past practice, grant or promise to grant to any other employee any increase in compensation or benefits in any form other than to the extent required under any existing collective bargaining agreements or union contracts; (iii) make any loan to any officer or director except for daylight employee assistance loans in connection with the exercise of options; (iv) except as provided in the Support Agreement, take any action with respect to the grant or increase of any severance or termination pay to, or the entering into or amendment of any employment or consulting agreement with, any employee of Gulf Indonesia or any of its subsidiaries, or with respect to any increase of benefits payable under its current severance or termination pay policies; (v) except as otherwise set forth in the Support Agreement, take any action to accelerate any rights or benefits, or make any material determinations not in the ordinary course of business consistent with past practice under any certain Gulf Indonesia benefit plans, collective bargaining agreements or union contracts; or (vi) except as required by law, establish, adopt, enter into or amend any collective bargaining agreement;

         (6) Gulf Indonesia shall not take, and shall not permit any of its subsidiaries to take, any action, if such action could reasonably be expected to prevent, materially impede or make more difficult or burdensome in any material respect, the obtainment of regulatory approvals that are necessary or desirable in connection with the Offer, the Second Step Acquisition or any of the other transactions contemplated by the Support Agreement;

         (7) Gulf Indonesia will not, and will not permit its subsidiaries to (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of Gulf Indonesia to Gulf Indonesia or
                  (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

         (8) Gulf Indonesia will not, and will not permit its subsidiaries to, make or revoke any material tax election, other than consistent with past practice, unless required by applicable law, or resolve any tax audit or other similar proceeding in respect of material taxes payable by Gulf Indonesia or its subsidiaries; and

         (9) Gulf Indonesia will not, and will not permit its subsidiaries to, make any change in any method of accounting or accounting practice or policies or financial accounting policies other than those required by generally accepted accounting principles or required by applicable law or applicable securities commissions.

         FEES AND EXPENSES

         All fees and expenses incurred in connection with the Support Agreement and the Offer and the transactions contemplated by the Support Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer is consummated, except that Conoco Canada will pay all the costs incurred by Gulf Indonesia in obtaining the Valuation and Fairness Option.

         INDEMNIFICATION

         Conoco has agreed that it will, or will cause Gulf Indonesia to, maintain in effect without any reduction in scope or coverage for ten years from the later of the Expiration Date (as defined in the Offer to Purchase) and the date a Second-Step Acquisition is completed, customary policies of directors' and officers' liability insurance providing protection comparable to the protection provided by the policies maintained by Gulf Indonesia in effect immediately prior to the Expiration Date. In addition, Conoco has agreed that all rights to indemnification or exculpation existing as of the date of the Support Agreement or authorized prior to the date of the Support Agreement in favor of present and former officers and directors of Gulf Indonesia shall survive the completion of the Offer and Conoco has agreed to cause Gulf Indonesia to fulfill its obligations under such rights or, failing that, to fulfill such obligations itself.

         EFFORTS

         Conoco, Conoco Canada and Gulf Indonesia have each agreed in the Support Agreement, subject to the terms and conditions thereof, to use their commercially reasonable efforts to take and cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Offer, the Second-Step Acquisition and the Support Agreement, and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts to (1) obtain all necessary waivers, consents, permits, orders and approvals required under applicable law or otherwise and (2) obtain all necessary or desirable regulatory approvals. In addition, Conoco,

         Conoco Canada and Gulf Indonesia have agreed to challenge all lawsuits or proceedings challenging or affecting the Support Agreement or the making or completion of the Offer.

         REPRESENTATIONS AND WARRANTIES

         The Support Agreement contains various customary representations and warranties of the parties thereto including among others, representations as to due organization and qualification; in the case of Gulf Indonesia, capitalization; corporate authority; no violation of charter or by-laws, debt instruments or material agreements or applicable law; and, in the case of Gulf Indonesia, accuracy of Gulf Indonesia's public filings, including financial statements.

         AMENDMENTS AND WAIVERS

         The Support Agreement may be amended at any time prior to consummation of the Second-Step Acquisition by mutual agreement of Conoco, Conoco Canada and Gulf Indonesia, except that the Support Agreement may not be amended in a way that adversely affects the shareholders of Gulf Indonesia (other than Conoco Canada) without the approval of the Independent Committee. Conoco Canada and Conoco and Gulf Indonesia may
         (1) extend the time for the performance of any of the obligations or other acts of the other contained in the Support Agreement, (2) waive any inaccuracies in the representations and warranties of the other contained in the Support Agreement or in any document delivered pursuant to the Support Agreement or (3) subject to the restrictions described under "The Offer -- Terms of the Offer; Expiration Date" in the Offer to Purchase, waive compliance with any of the agreements of any other party or with any conditions to its own obligations, except that any extension or waiver that adversely affects the rights of shareholders of Gulf Indonesia (other than Conoco Canada) requires the approval of the Independent Committee. Any agreement on the part of a party to the Support Agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

6.       RELIANCE ON CONFIDENTIAL FILING PROVISIONS

         Not applicable.

7.       OMITTED INFORMATION

         No material information has been omitted from this report.

8.       SENIOR OFFICERS

         For further information, please contact Paul C. Warwick, President and Chief Executive Officer at (62-21) 574-2101.

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Jakarta, Indonesia this 20th day of June, 2002.


                                      GULF INDONESIA RESOURCES LIMITED


                                      Per: (signed) Paul C. Warwick
                                           -------------------------------------
                                           Paul C. Warwick
                                           President and Chief Executive Officer

                                   EXHIBIT "A"










                                SUPPORT AGREEMENT






                                  JUNE 7, 2002

                                TABLE OF CONTENTS

                                                                            PAGE

ARTICLE I INTERPRETATION.......................................................1

1.1 DEFINITIONS................................................................1
1.2 INTERPRETATION NOT AFFECTED BY HEADINGS....................................4
1.3 NUMBER AND GENDER..........................................................5
1.4 DATE FOR ANY ACTION........................................................5
1.5 CURRENCY...................................................................5
1.6 ACCOUNTING MATTERS.........................................................5
1.7 SCHEDULES..................................................................5

ARTICLE II THE OFFER...........................................................5

2.1 ACTIONS BY CONOCO AND BIDCO................................................5
2.2 ACTIONS BY GULF INDONESIA..................................................6
2.3 SCHEDULE 14D-9.............................................................7
2.4 PREPARATION OF FILINGS.....................................................7
2.5 SHAREHOLDER COMMUNICATIONS.................................................8
2.6 WITHHOLDING................................................................8
2.7 COMPULSORY ACQUISITION OR SUBSEQUENT ACQUISITION TRANSACTION...............8

ARTICLE III REPRESENTATIONS AND WARRANTIES OF GULF INDONESIA...................9

3.1 REPRESENTATIONS AND WARRANTIES.............................................9
3.2 INVESTIGATION.............................................................13
3.3 SURVIVAL OF REPRESENTATIONS AND WARRANTIES................................13

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF CONOCO AND BIDCO.................13

4.1 REPRESENTATIONS AND WARRANTIES............................................13
4.2 INVESTIGATION.............................................................15
4.3 SURVIVAL OF REPRESENTATIONS AND WARRANTIES................................15

ARTICLE V COVENANTS...........................................................15

5.1 COVENANTS OF GULF INDONESIA REGARDING THE CONDUCT OF BUSINESS.............15
5.2 COVENANTS OF GULF INDONESIA REGARDING THE PERFORMANCE OF OBLIGATIONS
AND SUPPLY OF INFORMATION.....................................................18
5.3 COVENANTS OF CONOCO AND BIDCO REGARDING THE PERFORMANCE OF OBLIGATIONS
AND SUPPLY OF INFORMATION.....................................................19
5.4 MUTUAL COVENANTS..........................................................20

ARTICLE VI CONDITIONS.........................................................21

6.1 MUTUAL CONDITIONS.........................................................21
6.2 ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF CONOCO AND BIDCO....22
6.3 CONDITIONS PRECEDENT TO THE COMPULSORY ACQUISITION OR SUBSEQUENT
ACQUISITION TRANSACTION.......................................................22
6.4 WAIVER OR SUSPENSION OF CONDITIONS........................................22
6.5 MERGER OF CONDITIONS......................................................22

ARTICLE VII ADDITIONAL AGREEMENTS.............................................23

7.1 OTHER FILINGS.............................................................23
7.2 FURTHER ASSURANCES........................................................23
7.3 RECOMMENDATIONS...........................................................23
7.4 EXPENSE REIMBURSEMENT.....................................................23
7.5 ACCESS TO INFORMATION.....................................................23
7.6 INSURANCE AND INDEMNIFICATION.............................................24
7.7 BROKERS...................................................................24

ARTICLE VIII TERM, TERMINATION, BREACHES, AMENDMENT AND WAIVER................24

8.1 TERM......................................................................24
8.2 TERMINATION...............................................................24
8.3 AMENDMENT.................................................................26
8.4 WAIVER....................................................................26

ARTICLE IX GENERAL PROVISIONS.................................................26

9.1 NOTICES...................................................................26
9.2 MISCELLANEOUS.............................................................28
9.3 GOVERNING LAW.............................................................29
9.4 ATTORNMENT................................................................29
9.5 INJUNCTIVE RELIEF.........................................................29
9.6 TIME OF ESSENCE...........................................................29
9.7 BINDING EFFECT AND ASSIGNMENT.............................................29
9.8 SEVERABILITY..............................................................29
9.9 COUNTERPARTS..............................................................30


SCHEDULE A

SCHEDULE B

                                SUPPORT AGREEMENT


         THIS SUPPORT AGREEMENT dated June 7, 2002,

AMONG: Conoco Inc., a corporation subsisting under the laws of Delaware ("Conoco")

                                      -and-

                Conoco Canada Resources Limited, a corporation subsisting under the laws of Nova Scotia ("Bidco")

                                      -and-

                Gulf Indonesia Resources Limited, a corporation subsisting under the laws of New Brunswick ("Gulf Indonesia")

         THIS AGREEMENT WITNESSETH THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

                                    ARTICLE I
                                 INTERPRETATION

1.1 DEFINITIONS

         In this Agreement, unless the context otherwise requires:

         "ACQUISITION PROPOSAL" means any proposal by a single person or combination of persons to acquire, directly or indirectly, more than 10% of the Gulf Indonesia Shares, excluding the Offer;

         "AFFILIATE" has the meaning ascribed thereto in the NBCA;

         "APPROPRIATE REGULATORY APPROVALS" means those waivers, sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice, the making of an application or the taking of any other required steps or proceeding without an objection being made) of Governmental Entities or self-regulatory organizations, necessary or desirable in connection with the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, including those set out in Schedule B;

         "BUSINESS DAY" means any day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta or a federal holiday in the United States;

         "CANADIAN GAAP" means Canadian generally accepted accounting principles applied on a consistent basis;

         "COMPULSORY ACQUISITION" means an acquisition by Bidco of Gulf Indonesia Shares not owned by Conoco or its affiliates and not tendered to the Offer utilizing the provisions of Section 133 of the NBCA;

         "DEPOSITARY" means The Bank of New York;

         "EXCHANGE ACT" means the U.S. Securities and Exchange Act of 1934, as amended;

         "EXPIRY DATE" means the date on which Bidco first takes up and pays for any Gulf Indonesia Shares deposited to the Offer, by way of notice thereof given to the Depositary;

         "EXPIRY TIME" means the time the Offer, as may be extended from time to time, expires;

         "FINANCIAL STATEMENTS" has the meaning ascribed thereto in Section 3.1(f);

         "GOVERNMENTAL ENTITY" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

         "GULF INDONESIA OPTION" means an option to purchase Gulf Indonesia Shares granted under the Gulf Indonesia Stock Plans or as an inducement to enter the employ of Gulf Indonesia;

         "GULF INDONESIA SHAREHOLDERS" means the holders of Gulf Indonesia Shares, other than Conoco and its affiliates;

         "GULF INDONESIA SHARES" means the common shares in the capital of Gulf Indonesia;

         "GULF INDONESIA STOCK PLANS" means the Gulf Indonesia Incentive Stock Option Plan (1997), the Executive Restricted Share Unit/Deferred Share Unit Plan and the Executive Leveraged Purchase Plan;

         "INITIAL EXPIRY TIME" has the meaning ascribed thereto in Section
         2.1(c);

         "INDEPENDENT COMMITTEE" has the meaning ascribed thereto in Section 3.1(a);

         "LAW OR LAWS" means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgements, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity or self-regulatory authority (including the NYSE), and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

         "MATERIAL ADVERSE CHANGE" or "MATERIAL ADVERSE EFFECT" means, when used in connection with a person, any change, effect, event, occurrence or state of facts (or any effect, development, occurrence or state of facts involving a prospective change) that is, or could reasonably be expected to be, material and adverse to the business, assets, rights, liabilities, capitalization, operations, prospects or financial condition of that person and its subsidiaries taken as a whole, other than any change, effect, event, occurrence or state of facts (or any effect, development, occurrence or state of fact involving a prospective change); (i) resulting from changes affecting the worldwide oil and gas industry, including without limitation changes in crude oil, natural gas, gas liquids or other commodity prices on a current or forward basis; (ii) resulting from changes in general economic, political, civil, financial, banking, regulatory, currency exchange, securities market or commodity market conditions in Canada or the United States; (iii) which prior to the date hereof has been Publicly Disclosed by Gulf Indonesia or otherwise disclosed in writing by Gulf Indonesia to Conoco or Bidco; (iv) resulting from the negotiation, announcement, execution, delivery, consummation or anticipation of the transactions contemplated by, or compliance with, this Agreement; or
         (v) resulting from any change in Law of any Canadian or U.S. Governmental Entity;

         "MINIMUM CONDITION" has the meaning ascribed thereto in Schedule A;

         "NBCA" means the Business Corporations Act, R.S.N.B. 1973, c. B-9.1, as amended;

         "NYSE" means the New York Stock Exchange, Inc.;

         "OFFER" means the offer to purchase all of the outstanding Gulf Indonesia Shares not owned by Conoco and its affiliates, including any Gulf Indonesia Shares which may become outstanding pursuant to the exercise of outstanding stock options, to be made by Bidco to all of the Gulf Indonesia Shareholders on the terms and conditions described in this Agreement and Schedule A and on such other terms as are consistent with this Agreement;

         "OFFERING DOCUMENTS" means the Offer and all other documents required under U.S. and Canadian Law to be provided by Bidco to the Gulf Indonesia Shareholders in respect of the Offer, and the related letter of transmittal and notice of guaranteed delivery;

         "OUTSIDE DATE" means January 1, 2003 or such later date as may be mutually agreed in writing by the Parties;

         "PARTIES" means Gulf Indonesia, Conoco and Bidco; and "PARTY" means any of them;

         "PERSON" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, Governmental Entity or any other business enterprise, whether or not having legal status;

         "PUBLICLY DISCLOSED BY GULF INDONESIA" means disclosed by Gulf Indonesia in a public filing or press release made by it and publicly available with the Alberta or Ontario Securities Commissions or the SEC from January 1, 2002 to and including the date hereof;

         "SCHEDULE 14D-9" means Gulf Indonesia's Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer, as amended from time to time;

         "SEC" means the United States Securities and Exchange Commission;

         "SECURITIES ACT" means the Securities Act (Alberta), R.S.A. 2000, c. S-4 and the rules and regulations made thereunder, as now in effect and as they may be amended from time to time prior to the Expiry Time;

         "SECURITIES AUTHORITIES" has the meaning ascribed thereto in Section 2.1(b);

         "SECURITIES LAWS" has the meaning ascribed thereto in Section 2.1(b);

         "SUBSEQUENT ACQUISITION TRANSACTION" means a "going private transaction" (as that term is defined in Rule 61-501 of the Ontario Securities Commission) for Gulf Indonesia which, if successfully completed, will result in Conoco owning, directly or indirectly, all of the Gulf Indonesia Shares;

         "SUBSIDIARY" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other person (excluding any Governmental Entity) over which such specified body corporate exercises direction or control whether through the ownership of voting securities, by contract or otherwise, or which is in a like relation to a subsidiary;

         "SUBSIDIARY" means a subsidiary of Gulf Indonesia, whether direct or indirect;

         "SUPERIOR PROPOSAL" means any bona fide written unsolicited Acquisition Proposal that (a) in the good faith determination of the Independent Committee is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the person making such proposal, and (b) in the good faith determination of the Independent Committee would, if consummated in accordance with its terms, result in a transaction more favourable from a financial point of view to Gulf Indonesia Shareholders than the transactions contemplated by this Agreement; and

         "TAXES" means (i) all taxes and any instalments in respect thereof, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal, provincial and state income taxes), capital, payroll, employee withholding and non-resident withholding taxes, labour taxes, unemployment insurance, pension contributions, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, goods and services taxes, capital gains taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, levies and other obligations of the same or of a similar nature to any of the foregoing, which Gulf Indonesia or any of its Subsidiaries is required to pay, withhold or collect, (ii) liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group, and
         (iii) liability for the payment of any amounts as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (i) or (ii).

1.2 INTERPRETATION NOT AFFECTED BY HEADINGS

         The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3 NUMBER AND GENDER

         In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4 DATE FOR ANY ACTION

         If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5 CURRENCY

         Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States.

1.6 ACCOUNTING MATTERS

         Unless otherwise stated, all accounting terms used in this Agreement in respect of Gulf Indonesia shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature in respect of Gulf Indonesia required to be made shall be made in a manner consistent with Canadian GAAP and past practice.

1.7 SCHEDULES

         The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

         Schedule A - Conditions of the Offer

         Schedule B - Appropriate Regulatory Approvals

                                   ARTICLE II
                                    THE OFFER

2.1 ACTIONS BY CONOCO AND BIDCO

         (a) Conoco agrees to cause Bidco to make and Bidco agrees to make the Offer at a cash price of $13.25 per Gulf Indonesia Share, which will be commenced (within the meaning of the rules and regulations of the SEC) on or before 10 days from the date of execution of this Agreement (the "Offer Deadline"), provided that in the event that Bidco shall not have been provided with such of the lists referred to in Section 2.2 in order to allow Bidco to mail the Offer to Gulf Indonesia Shareholders and holders of Gulf Indonesia Options by the Offer Deadline, the Offer Deadline shall be extended to the third business day following the obtaining of such lists.

         (b) Bidco shall prepare the Offering Documents in both English and, if required under the laws of Quebec, French, in compliance with the Exchange Act, the Securities Act and all other applicable Canadian and United States federal and state securities laws, rules and regulations thereunder (collectively, the "Securities Laws"). Gulf Indonesia and its counsel shall be given a reasonable opportunity to review the Offering Documents which shall be delivered in accordance with the notice provisions of Section 9.1 (and which opportunity, in any event, will be at least two days), and comment thereon, prior to their being mailed to Gulf Indonesia Shareholders and filed with the appropriate securities commissions and other regulatory authorities in Canada and the United States (the "Securities Authorities"). Bidco shall file the Offering Documents on a timely basis with the Securities Authorities. In connection therewith, on the date of commencement of the Offer, Bidco, Conoco and Gulf Indonesia shall file a statement (the "Statement") with the SEC that constitutes both (i) the Tender Offer Statement on Schedule TO of Bidco and Conoco with respect to the Offer, which shall be filed and signed by Bidco and Conoco and (ii) the Rule 13e-3 Transaction Statement on Schedule 13E-3 of Bidco, Conoco and Gulf Indonesia with respect to the Offer (as amended from time to time, the "Schedule 13E-3"), which shall be filed and signed by Bidco, Conoco and Gulf Indonesia. Gulf Indonesia shall provide such information as is reasonably required by Bidco for inclusion in the Offering Documents and the Statement. The Offering Documents and the Statement, when filed with the Securities Authorities and, if applicable, mailed to the Gulf Indonesia Shareholders, shall in all material respects comply with the requirements of applicable Law. The terms of the Offer shall comply with the terms of this Agreement. In making the Offer, Bidco shall comply in all material respects with the provisions of applicable Law. Each of Conoco, Bidco and Gulf Indonesia shall promptly correct any information provided by it for use in the Offering Documents and the Statement if and to the extent that such information shall have become false or misleading in any material respect, and each of Conoco and Bidco shall take all steps necessary to amend or supplement the Offering Documents and the Statement and to cause the Offering Documents and the Statement as so amended or supplemented to be filed with the SEC and the Offering Documents and the Statement as so amended or supplemented to be disseminated to Gulf Indonesia's Shareholders, in each case as and to the extent required by applicable Securities Laws. Gulf Indonesia shall join in such steps, filings and disseminations to the extent relating to the Schedule 13E-3. Conoco and Bidco shall provide Gulf Indonesia and its counsel with a copy of any written comments or telephonic notification of any oral comments they or their counsel may receive from the Securities Authorities or their staff with respect to the Offering Documents or the Statement promptly after the receipt of such comments.

         (c) Conoco and Bidco agree that the initial expiry time (the "Initial Expiry Time") for the Offer will be 6:00 p.m. (New York time) on the 36th day following the day of the mailing of the Offering Documents to the Gulf Indonesia Shareholders or, if such day is not a business day, on the next business day thereafter.

         (d) Subject to the satisfaction or, to the extent permitted hereunder, waiver of the conditions set forth in Schedule A and Article VI, Bidco shall promptly (but in no event later than three business days), after taking up the Gulf Indonesia Shares under the Offer, accept for payment and pay for all Gulf Indonesia Shares validly tendered (and not properly withdrawn) pursuant to the Offer.

2.2 ACTIONS BY GULF INDONESIA

         Gulf Indonesia covenants in favour of Conoco and Bidco that:

         (a) it will provide a list of the Gulf Indonesia Shareholders, a list of the holders of Gulf Indonesia Options, and a list of the holders of any other rights, warrants or convertible securities currently outstanding (with full particulars as to the purchase, exercise or conversion price, vesting and expiry date) prepared by Gulf Indonesia (as well as a security position listing from each depositary, including The Canadian Depositary for Securities Limited and Cede & Co.) and deliver such lists to Bidco as soon as practicable following the execution of this Agreement, and will obtain and deliver to Bidco thereafter supplemental lists setting out any changes thereto from time to time as requested by Conoco following the execution of this Agreement, all such deliveries to be in both printed form and, if available, computer-readable format; and

         (b) sufficiently in advance of the mailing of the Offering Documents, so that the Schedule 14D-9 can be mailed together with the Offering Documents, Gulf Indonesia will convene a meeting of the Board of Directors of Gulf Indonesia to approve the Schedule 14D-9, which Schedule 14D-9 shall include the recommendation referred to in Section 3.1(a), subject to the provisions of Section 7.3, and all information required to be included in a directors' circular under the Securities Act.

2.3 SCHEDULE 14D-9

         Gulf Indonesia shall prepare the Schedule 14D-9 in both English and, if required under the laws of Quebec, French in compliance with the Securities Laws. Gulf Indonesia shall cause the Schedule 14D-9 and any other documentation required by the Exchange Act and the Securities Act to be sent to each Gulf Indonesia Shareholder and each holder of Gulf Indonesia Options to be issued and so sent together with the Offering Documents. Gulf Indonesia shall, on the date the Statement is filed with the SEC, file with the SEC and the Securities Authorities the Schedule 14D-9 describing the recommendations referred to in
Section 3.1(a), subject to the provisions of Section 7.3. The Schedule 14D-9 and any other documents required to be filed by Gulf Indonesia, when filed with the Securities Authorities, and, if applicable, mailed to the Gulf Indonesia Shareholders, shall in all material respects comply with the requirements of applicable Law. Bidco and its counsel shall be given a reasonable opportunity to review the Schedule 14D-9 and any other documents required to be filed by Gulf Indonesia which shall be delivered in accordance with the notice provisions of
Section 9.1 (and which opportunity, in any event, will be at least two days prior to the Gulf Indonesia Board of Directors' meeting referred to in Section 2.2(b)), and comment thereon prior to their being mailed to Gulf Indonesia Shareholders and filed with the Securities Authorities. Each of Conoco, Bidco and Gulf Indonesia shall promptly correct any information provided by it for use in the Schedule 14D-9 and any other documents required to be filed by Gulf Indonesia if and to the extent that such information shall have become false or misleading in any material respect. Gulf Indonesia shall take all steps necessary to amend or supplement the Schedule 14D-9 and any other documents required to be filed by Gulf Indonesia and to cause the Schedule 14D-9 and such other documents as so amended or supplemented to be filed with the SEC and the
Schedule 14D-9 and such other documents as so amended or supplemented to be disseminated to the Gulf Indonesia Shareholders, in each case as and to the extent required by applicable Securities Laws. Gulf Indonesia shall provide Conoco and Bidco and their counsel with a copy of any written comments or telephonic notification of any oral comments they or their counsel may receive from the Securities Authorities or their staff with respect to the Schedule 14D-9 and such other documents promptly after the receipt of such comments.

2.4 PREPARATION OF FILINGS

         Conoco, Bidco and Gulf Indonesia shall co-operate in the preparation of any application for orders, registrations, consents, filings, circulars and approvals and the preparation of any required documents reasonably deemed by the Parties to be necessary to discharge their respective obligations under applicable Laws in connection with this Agreement, the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction.

2.5 SHAREHOLDER COMMUNICATIONS

         Gulf Indonesia, Bidco and Conoco agree to co-operate in the preparation of presentations, if any, to investors, regarding the Offer prior to the making of such presentations and to promptly consult with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Offer and in making any filing with any Governmental Entity or with the NYSE with respect thereto. Notwithstanding the foregoing, no Party shall issue any press release regarding the Offer, this Agreement or any transaction relating to this Agreement without first providing a draft of such press release to the other Parties and prior notice and reasonable opportunity for comment; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any such disclosure required in accordance with applicable Laws. If such disclosure is required and the other Parties have not reviewed or commented on the disclosure, the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Parties, and if such prior notice is not possible, to give such notice immediately following such disclosure.

2.6 WITHHOLDING

         Conoco and Bidco shall be entitled to deduct and withhold from the amount otherwise payable pursuant to this Agreement or the Offer to any Gulf Indonesia Shareholder such amounts as are required to be deducted and withheld with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the "Code"), or any other provision of domestic or foreign (whether national, federal, state, provincial, local or otherwise) Tax Law. To the extent that amounts are so deducted and withheld and paid over to the appropriate taxing authority by Conoco or Bidco, such deducted and withheld amounts shall be treated for all purposes of this Agreement and the Offer as having been paid to the Gulf Indonesia Shareholder in respect of which such deduction and withholding was made by Conoco or Bidco.

2.7 COMPULSORY ACQUISITION OR SUBSEQUENT ACQUISITION TRANSACTION

         (a) If the Minimum Condition is satisfied and Bidco takes up and pays for Gulf Indonesia Shares under the Offer, then subject to satisfaction or waiver of the conditions set forth in
                  Article VI, Bidco agrees to use its best efforts to acquire the balance of the Gulf Indonesia Shares as soon as practicable after completion of the Offer by way of Compulsory Acquisition or Subsequent Acquisition Transaction carried out for a consideration per Gulf Indonesia Share that is identical to the consideration paid under the Offer, provided that the foregoing shall not be construed to prevent Conoco or Bidco from acquiring, directly or indirectly, additional Gulf Indonesia Shares in the open market or in a privately negotiated transaction in accordance with Securities Laws after the Expiry Date.

         (b) If Bidco is required under Section 2.7(a) to use its best efforts to acquire the balance of the Gulf Indonesia Shares, Gulf Indonesia agrees to use its best efforts to assist Bidco in satisfying its obligations under Section 2.7(a). Without limiting the generality of the foregoing, Gulf Indonesia agrees that if Bidco seeks to effect a Subsequent Acquisition Transaction which requires approval of the Gulf Indonesia Shareholders in a meeting of Gulf Indonesia Shareholders, Gulf Indonesia shall take all action necessary in accordance with the Securities Laws, other applicable Laws, Gulf Indonesia's constating documents and the requirements of the NYSE or any other Governmental Entity having jurisdiction, to duly call, give notice of, convene and hold a meeting of Gulf Indonesia Shareholders as promptly as practicable to consider and vote upon the action proposed by Bidco. In the event of such a meeting, Gulf Indonesia shall use its best efforts to file with the applicable Securities Authorities, and mail to the Gulf Indonesia Shareholders a management proxy circular, or if requested by Bidco, an information statement, and all related materials at the time required to be mailed to the Gulf Indonesia Shareholders and all amendments or supplements thereto, if any. Conoco, Bidco and Gulf Indonesia shall each use their respective best efforts to obtain and furnish the information required to be included in any management proxy circular or information statement, as applicable. Such information, on both the date the management proxy circular or information statement, as applicable, is first mailed to Gulf Indonesia Shareholders and on the date any such meeting is held, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material requests with all applicable requirements of Law. Conoco, Bidco and Gulf Indonesia each agree to correct promptly any such information provided by it for use in any management proxy circular or information statement, as applicable, which shall have become false or misleading. Each party shall provide the others with a copy of any written comments or telephonic notification of any oral comments they or their counsel may receive from the Securities Authorities or their staff with respect to the management proxy circular or information statement, as applicable, promptly after receipt of such comments.

                                   ARTICLE III
                REPRESENTATIONS AND WARRANTIES OF GULF INDONESIA

3.1 REPRESENTATIONS AND WARRANTIES

         Gulf Indonesia hereby represents and warrants to and in favour of Conoco and Bidco as follows and acknowledges that Conoco and Bidco are relying upon such representations and warranties in connection with the entering into of this Agreement and the making of the Offer:

         (a) Board Approval and Fairness. The Independent Committee of the Board of Directors of Gulf Indonesia (the "Independent Committee") and the Board of Directors of Gulf Indonesia have both unanimously approved the Offer and this Agreement and determined unanimously that the Offer is fair to the Gulf Indonesia Shareholders and is in the best interests of Gulf Indonesia and the Gulf Indonesia Shareholders and have resolved unanimously to recommend to the Gulf Indonesia Shareholders that they accept the Offer and tender their Gulf Indonesia Shares to the Offer. Conoco and Bidco acknowledge that eight members of the Board of Directors of Gulf Indonesia have declared their interests as directors or officers of Conoco and its affiliates and have abstained from voting as directors of Gulf Indonesia in connection with the aforesaid approval, determination and recommendation. The Independent Committee has received an opinion from RBC Dominion Securities Inc. addressed to the Board of Directors of Gulf Indonesia that the consideration to be received under the Offer is fair from a financial point of view to the Gulf Indonesia Shareholders. The Independent Committee has received an opinion from RBC Dominion Securities Inc. addressed to the Board of Directors of Gulf Indonesia prepared in accordance with Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Commission des valeurs mobilieres du Quebec that the fair market value of the Gulf Indonesia Shares is in a range of values of $11.50 to $14.00.

         (b) Organization and Qualification. Gulf Indonesia and each of its Subsidiaries is a corporation duly incorporated or a person duly created, validly existing and in good standing under the laws of its jurisdiction of incorporation, continuance or creation and has the requisite corporate or other power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Gulf Indonesia and each of its Subsidiaries is duly registered or otherwise authorized to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing could not reasonably be expected to have a material adverse effect on Gulf Indonesia and its Subsidiaries taken as a whole or prevent or materially delay the making and completion of the Offer by Bidco, a Compulsory Acquisition or a Subsequent Acquisition Transaction or any of the other transactions contemplated hereby.

         (c) Authority Relative to this Agreement. Gulf Indonesia has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Gulf Indonesia and no other corporate proceedings on the part of Gulf Indonesia are necessary to authorize this Agreement subject, in the case of any Subsequent Acquisition Transaction, to approval of the Subsequent Acquisition Transaction by the votes of the requisite number of Gulf Indonesia Shares. This Agreement has been duly executed and delivered by Gulf Indonesia and constitutes a legal, valid and binding obligation of Gulf Indonesia enforceable against Gulf Indonesia in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors generally and equitable remedies, including specific performance, that are discretionary and may not be ordered.

         (d)      No Violations.

                  (i) To the best of Gulf Indonesia's knowledge, after reasonable inquiry, neither the execution and delivery of this Agreement by Gulf Indonesia nor the completion of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction contemplated hereby nor compliance by Gulf Indonesia with any of the provisions hereof will: (1) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or permit any person to exercise rights against Gulf Indonesia or any of its Subsidiaries, or have an adverse effect on Gulf Indonesia or any of its Subsidiaries, or result in the creation of any lien, charge, encumbrance, claim or right of others (collectively, "encumbrance") upon any of the properties or assets of Gulf Indonesia or any of its Subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (A) their respective charters or by-laws or other comparable organizational documents or (B) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Gulf Indonesia or any of its Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Gulf Indonesia or any of its Subsidiaries is bound; (2) subject to compliance with the statutes and regulations referred to in Schedule B, "Appropriate Regulatory Approvals", violate any Law applicable to Gulf Indonesia or any of its Subsidiaries or any of their respective properties or assets

                           (except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, could not reasonably be expected to have any material adverse effect on Gulf Indonesia and its Subsidiaries taken as a whole or prevent or materially delay the making and completion of the Offer by Bidco, a Compulsory Acquisition or a Subsequent Acquisition Transaction or any of the other transactions contemplated hereby); (3) cause the suspension or revocation of any authorization, consent, approval or licence currently in effect which could reasonably be expected to have a material adverse effect on Gulf Indonesia and its Subsidiaries taken as a whole or prevent or materially delay the making and completion of the Offer by Bidco, a Compulsory Acquisition or a Subsequent Acquisition Transaction or any of the other transactions contemplated hereby; or (4) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Gulf Indonesia or any Subsidiary.

                  (ii) Subject to obtaining the Appropriate Regulatory Approvals set forth in Schedule B and other than in connection with or in compliance with the provisions of applicable Securities Laws, (1) there is no legal impediment to the delivery of the Schedule 14D-9 or the Schedule 13E-3, and (2) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required to be obtained or made by Gulf Indonesia or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement, the making or completion of the Offer by Bidco, a Compulsory Acquisition or any Subsequent Acquisition Transaction or the delivery of the Schedule 14D-9 or the Schedule 13E-3, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, could not reasonably be expected to have a material adverse effect on Gulf Indonesia and its Subsidiaries taken as a whole or prevent or materially delay the making and completion of the Offer by Bidco, a Compulsory Acquisition or any Subsequent Acquisition Transaction or any of the other transactions contemplated hereby.

         (e) Capitalization. As of the date hereof, the authorized share capital of Gulf Indonesia consists of an unlimited number of common shares with a nominal or par value of $0.01 per share and an unlimited number of preferred shares without nominal or par value, issuable in series. As at June 4, 2002, Gulf Indonesia had 88,014,315 issued and outstanding Gulf Indonesia Shares and no preferred or other shares issued and outstanding. Since January 1, 2002 to the date of this Agreement, Gulf Indonesia has not issued any Gulf Indonesia Shares (other than pursuant to the Gulf Indonesia Options or upon the vesting of restricted stock units). As at June 4, 2002, there were no more than 5,199,227 Gulf Indonesia Options outstanding, each exercisable for one Gulf Indonesia Share. As at June 4, 2002, there were 45,534 stock appreciation rights and 30,350 restricted stock units outstanding under the Gulf Indonesia Stock Plans. Except as set forth above, and other than under the Gulf Indonesia Stock Plans, there are no options, warrants or other rights, "phantom" stock rights, stock appreciation rights, stock-based performance units, agreements or commitments of any nature whatsoever requiring or which may require the issuance, sale or transfer by Gulf Indonesia of any shares of Gulf Indonesia or its Subsidiaries or any other equity interest in Gulf Indonesia or its Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Gulf Indonesia or its Subsidiaries or any other equity interest in Gulf Indonesia or its Subsidiaries. All outstanding Gulf Indonesia Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Gulf Indonesia Shares issuable upon the exercise of outstanding Gulf Indonesia Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Gulf Indonesia Shares and the Gulf Indonesia Options, there are no securities of Gulf Indonesia or of any Subsidiary outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Gulf Indonesia Shareholders on any matter. There are no outstanding contractual or other obligations of Gulf Indonesia or any Subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of the Subsidiaries.

         (f) Reports. As of their respective dates: (i) Gulf Indonesia's audited financial statements as of and for the fiscal years ended December 31, 2000 and December 31, 2001 (collectively, the "Financial Statements"); (ii) Gulf Indonesia's Annual Information Forms dated March 19, 2001 and March 19, 2002, (including all documents incorporated by reference therein);
                  (iii) Gulf Indonesia's Management Proxy Circular dated March 19, 2001 in respect of its Annual Meeting of Shareholders held on May 7, 2001 and Gulf Indonesia's Management Proxy Circular dated March 18, 2002 in respect of its Annual Meeting of Shareholders held on May 6, 2002; (iv) all forms, schedules, statements, reports, material change reports, press releases or other documents filed by Gulf Indonesia with the Registrar of Companies in New Brunswick or Securities Authorities since December 31, 2000; and (v) all offering documents used by Gulf Indonesia in the offering of its securities or filed with Securities Authorities or the NYSE since December 31, 2000:
                  (1) are all the financial statements, information circulars, forms, reports, prospectuses or other documents required to be filed by it by virtue of the applicable Securities Laws since December 31, 2000; (2) at their respective dates did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (3) complied in all material respects with all applicable Laws, including the Securities Laws. The Financial Statements and all financial statements of Gulf Indonesia and its Subsidiaries included or incorporated by reference in such information circulars, forms, reports, statements, prospectuses and other documents were prepared in accordance with Canadian GAAP applied on a consistent basis during the periods involved (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Gulf Indonesia's independent auditors, or (B) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), to the extent filed with the SEC, comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, and fairly present the consolidated financial position, results of operations and changes in financial position of Gulf Indonesia and its Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal yearend adjustments) and reflect reserves required by Canadian GAAP in respect of all material contingent liabilities, if any, of Gulf Indonesia and its Subsidiaries on a consolidated basis.

         (g) Restrictions on Business Activities. Except as Publicly Disclosed by Gulf Indonesia or disclosed in writing to Conoco or Bidco prior to the date hereof, there is no agreement, judgment, injunction, order or decree binding upon Gulf Indonesia or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business of Gulf Indonesia or such Subsidiary, other than such agreements, judgments, injunctions, orders or decrees which could not reasonably be expected, individually or in the aggregate to, have a material adverse effect on Gulf Indonesia and its Subsidiaries taken as a whole.

         (h) Foreign Corrupt Practices Act. There have been no actions taken by or on behalf of Gulf Indonesia or its Subsidiaries that would cause Gulf Indonesia or any of its Subsidiaries to be in violation of the Foreign Corrupt Practices Act of the United States of America or the Corruption of Foreign Public Officials Act (Canada).

3.2 INVESTIGATION

         Any investigation by Conoco, Bidco and their respective advisors shall not mitigate, diminish or affect the representations and warranties of Gulf Indonesia pursuant to this Agreement.

3.3 SURVIVAL OF REPRESENTATIONS AND WARRANTIES

         The representations and warranties of Gulf Indonesia contained in this Agreement shall expire and be terminated on the earlier of the consummation of the Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, and the date on which this Agreement is terminated in accordance with its terms. Conoco and Bidco agree that, notwithstanding the survival of the representations and warranties of Gulf Indonesia after the take up and payment of Gulf Indonesia Shares under the Offer, Gulf Indonesia shall have no liability in damages to Conoco or Bidco for breaches of Gulf Indonesia's representations and warranties.

                                   ARTICLE IV
               REPRESENTATIONS AND WARRANTIES OF CONOCO AND BIDCO

4.1 REPRESENTATIONS AND WARRANTIES

         Each of Conoco and Bidco hereby represents and warrants to and in favour of Gulf Indonesia as follows and acknowledges that Gulf Indonesia is relying upon such representations and warranties in connection with the entering into of this Agreement:

         (a) Organization and Qualification. Each of Conoco and Bidco is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation or continuance.

         (b) Authority Relative to this Agreement. Each of Conoco and Bidco has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the making by Bidco of the Offer contemplated hereby and the consummation of the transactions contemplated hereby have been duly authorized by the respective Boards of Directors of Conoco and Bidco and no other corporate proceedings on the part of Conoco and Bidco are necessary to authorize this Agreement or the making or completion of the Offer or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Conoco and Bidco, as applicable, and constitutes a legal, valid and binding obligation of each of Conoco and Bidco, as applicable, enforceable against each of them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors generally and equitable remedies, including specific performance, that are discretionary and may not be ordered.

         (c)      No Violations.

                  (i) Neither the execution and delivery of this Agreement by Conoco and Bidco nor the making or completion of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction contemplated hereby nor compliance by Conoco and Bidco, as applicable, with any of the provisions hereof or thereof will: (1) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration or create an encumbrance under any of the terms, conditions or provisions of their respective charters or by-laws or any material contract or other instrument or obligation to which Conoco or Bidco is a party or to which it, or any of its properties or assets is subject or by which it is bound; (2) subject to compliance with the statutes and regulations referred to in Schedule B, "Appropriate Regulatory Approvals", violate any Law applicable to Conoco or Bidco or any of their respective properties or assets (except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, could not reasonably be expected to prevent or materially delay the ability of Bidco to make or complete the Offer, the Compulsory Acquisition or the Subsequent Acquisition Transaction or any of the other transactions contemplated hereby); or (3) cause the suspension or revocation of any authorization, consent, approval or licence currently in effect which could reasonably be expected to prevent or materially delay the making and completion of the Offer, the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable, or any of the other transactions contemplated hereby.

                  (ii) Subject to obtaining the Appropriate Regulatory Approvals set forth in Schedule B and other than in connection with or in compliance with the provisions of applicable Securities Laws, (1) there is no legal impediment to the making or completion of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction by Bidco, and (2) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required to be obtained or made by Conoco or Bidco, as applicable, in connection with the execution, delivery and performance of this Agreement or the making or completion of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction, or the delivery of the Offering Documents and the Statement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, could not reasonably be expected to prevent or materially delay the making and completion of the Offer by Bidco, a Compulsory Acquisition or any Subsequent Acquisition Transaction, as applicable, or any of the other transactions contemplated hereby.

                  (d) Sufficient Funds. Bidco will have, at the date of the Offer and throughout the period of and after the Offer, sufficient funds or adequate arrangements (as such term is understood for purposes of Section 167 of the Securities Act) for financing in place to ensure sufficient funds to purchase all Gulf Indonesia Shares tendered under the Offer.

4.2 INVESTIGATION

         Any investigation by Gulf Indonesia and its advisors shall not mitigate, diminish or affect the representations and warranties of Conoco and Bidco pursuant to this Agreement.

4.3 SURVIVAL OF REPRESENTATIONS AND WARRANTIES

         The representations and warranties of Conoco and Bidco contained in this Agreement shall expire and be terminated on the earlier of the consummation of the Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, and the date on which this Agreement is terminated in accordance with its terms. Gulf Indonesia agrees that, notwithstanding the survival of the representations and warranties of Conoco and Bidco after the take up and payment of Gulf Indonesia Shares under the Offer, Conoco and Bidco shall have no liability in damages to Gulf Indonesia for breaches of the representations and warranties of Conoco and Bidco.

                                    ARTICLE V
                                    COVENANTS

5.1 COVENANTS OF GULF INDONESIA REGARDING THE CONDUCT OF BUSINESS

(1) Gulf Indonesia covenants and agrees that, during the period from the date of this Agreement until the earlier of the consummation of the Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, and the time that this Agreement is terminated in accordance with its terms, unless Conoco shall otherwise agree in writing, and except in respect of transactions entered into with Conoco or Bidco, or transactions specifically identified to, and approved by the Board of Directors of Gulf Indonesia prior to the date of this Agreement and except as is otherwise expressly permitted by this Agreement or the Offer:

         (a) the business of Gulf Indonesia and its Subsidiaries shall be conducted only in, and Gulf Indonesia and its Subsidiaries shall not take any action except in, the usual and ordinary course of business and consistent with past practice, and Gulf Indonesia shall use all commercially reasonable efforts to maintain and preserve its and their business organization, assets, employees, advantageous business relationships and the attendant goodwill of Gulf Indonesia and its Subsidiaries and to contribute to retention of that goodwill to and after the consummation of a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable;

         (b) Gulf Indonesia shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Gulf Indonesia or its Subsidiaries or other equity interests of Gulf Indonesia or its Subsidiaries, or options, warrants, rights or units to acquire any such shares or interests, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Gulf Indonesia or its Subsidiaries or other equity interests of Gulf Indonesia or its Subsidiaries, other than
                  (A) the issuance of Gulf Indonesia Shares issuable pursuant to the terms of Gulf Indonesia Options, (B) the granting of Gulf Indonesia Options in the ordinary course consistent with past practice, (C) in transactions between two or more Gulf Indonesia wholly-owned Subsidiaries or between Gulf Indonesia and a Gulf Indonesia wholly-owned Subsidiary, (D) pledges made pursuant to pledge commitments contained in written agreements entered into prior to the date hereof, and (E) as required under applicable Law, or existing contracts; (ii) redeem, purchase or otherwise acquire any of its outstanding securities, unless otherwise required by the terms of such securities and other than in transactions between two or more Gulf Indonesia wholly-owned Subsidiaries or between Gulf Indonesia and a Gulf Indonesia wholly-owned Subsidiary; (iii) adopt a plan of liquidation or resolution providing for the liquidation, dissolution, merger, consolidation, spin-off, demerger or a reorganization of Gulf Indonesia or any of its Subsidiaries; or (iv) enter into, modify or terminate any contract, agreement, commitment or arrangement with respect to any of the foregoing;

         (c) Gulf Indonesia shall conduct itself so as to keep Conoco informed as to the material decisions or actions required to be made or taken by Gulf Indonesia's Board of Directors with respect to the operation of its business; provided, in each case, that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to any person or otherwise prevented by applicable Law;

         (d) Gulf Indonesia shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) sell, pledge, lease, dispose of or encumber any assets of Gulf Indonesia or of any Subsidiary, except in the ordinary course of business consistent with past practice; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other person or other business organization or division thereof, or, except for investments in securities made in the ordinary course of business consistent with past practice, make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer, or, except in the ordinary course of business consistent with past practice, purchase of any property or assets of any other person, if any of the foregoing would be material to the business or financial condition of Gulf Indonesia and its Subsidiaries taken as a whole; (iii) commence or undertake a substantial expansion of its business facilities or operations or an expansion that is out of the ordinary and regular course of business consistent with past practice in light of current market and economic conditions, (iv) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances, except (A) in the ordinary course of business consistent with past practice, (B) for refinancing of existing debt on substantially the same or more favourable terms, and
                  (C) for daylight employee assistance loans in connection with the exercise of options; (v) pay, discharge or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Financial Statements or incurred in the ordinary course of business consistent with past practice;
                  (vi) authorize, recommend or propose any release or relinquishment of any contractual right, other than in the ordinary course of business consistent with past practice;
                  (vii) waive, release, grant or transfer any rights of material value or modify or change any existing material licence, lease, contract or other document, other than in the ordinary course of business consistent with past practice; (viii) except in the ordinary course of business consistent with past practice or as required by applicable Laws, enter into or modify in any material respect any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts could reasonably be expected to have a material adverse effect on Gulf

                  Indonesia and its Subsidiaries taken as a whole; or (ix) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing; provided, however, that the foregoing shall not apply to any action, expenditure, transaction or agreement (including a series of transactions) included in the 2002 budget approved by the Board of Directors of Gulf Indonesia on December 10, 2001 (including budget amendments approved by the Board of Directors of Gulf Indonesia prior to June 1, 2002) or with a value of less than $5 million individually or $10 million in the aggregate (for greater certainty in the case of any joint venture, partnership or similar arrangement to which Gulf Indonesia is a party, value shall be measured only as the value of Gulf Indonesia's proportionate interest);

         (e) Gulf Indonesia shall not, and shall not permit any of its Subsidiaries to, (i) grant or promise to grant to any officer or director, other than as disclosed to Conoco in writing prior to the date hereof, an increase or improvement in compensation or benefits in any form, (ii) other than in the ordinary course of business consistent with past practice (including annual increases), grant or promise to grant to any other employee any increase in compensation or benefits in any form other than to the extent required under any existing collective bargaining agreements or union contracts, (iii) make any loan to any officer or director except for daylight employee assistance loans in connection with the exercise of options, (iv) take any action with respect to the grant or increase of any severance or termination pay to, or the entering into or amendment of any employment or consulting agreement with, any employee of Gulf Indonesia or any of its Subsidiaries, or with respect to any increase of benefits payable under its current severance or termination pay policies, (v) except as provided in clause (f), take any action to accelerate any rights or benefits, or make any material determinations not in the ordinary course of business consistent with past practice under any Gulf Indonesia Plan, collective bargaining agreements or union contracts, or (vi) except as required by Law, establish, adopt, enter into or amend any collective bargaining arrangement;

         (f) Gulf Indonesia shall, whether through its Board of Directors or otherwise, accelerate the vesting of any unvested Gulf Indonesia Options or accelerate the release of, or the expiry date of any hold period relating to, any Gulf Indonesia Shares held in any employee share purchase plan so that any entitlement to a Gulf Indonesia Share becomes exercisable or fully vested prior to expiry of the Offer, but shall not otherwise amend, vary or modify such plans or the Gulf Indonesia Stock Plans; Gulf Indonesia shall take all actions required so that all Gulf Indonesia Options not exercised prior to expiry of the Offer shall cease to be exercisable after the Expiry Time and no stock appreciation rights or restricted stock units shall remain outstanding. Gulf Indonesia may make arrangements to permit holders of Gulf Indonesia Options to exercise such options on a conditional basis (conditional on Bidco taking up and paying for the Gulf Indonesia Shares). Alternatively, Gulf Indonesia may make arrangements to cancel Gulf Indonesia Options in exchange for a cash payment equal to the difference, if any, between the price per Gulf Indonesia Share under the Offer and the applicable exercise price. Gulf Indonesia will use commercially reasonable efforts to encourage the exercise of the Gulf Indonesia Options in the context of the Offer;

         (g) Gulf Indonesia shall notify Conoco of any material adverse change in respect of Gulf Indonesia or its Subsidiaries forthwith upon Gulf Indonesia becoming aware of same;

         (h) Gulf Indonesia shall not take, and shall not permit any Subsidiary to take any action (including, without limitation and for greater certainty, any action that would otherwise be permitted to be taken under the terms of this Agreement), if such action could reasonably be expected to prevent, materially impede or make more difficult or burdensome in any material respect, the obtainment of the Appropriate Regulatory Approvals or any of the transactions contemplated hereby;

         (i) Gulf Indonesia shall not, and shall not permit its Subsidiaries to (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of Gulf Indonesia to Gulf Indonesia or (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

         (j) Gulf Indonesia shall not, and shall not permit its Subsidiaries to make or revoke any material Tax election, other than consistent with past practice, unless required by applicable Law, or resolve any Tax audit or other similar proceeding in respect of material Taxes payable by Gulf Indonesia or its Subsidiaries; and

         (k) Gulf Indonesia shall not, and shall not permit its Subsidiaries to, make any change in any method of accounting or accounting practice or policies for financial accounting policies other than those required by GAAP or required by applicable Law or Securities Authorities.

5.2 COVENANTS OF GULF INDONESIA REGARDING THE PERFORMANCE OF OBLIGATIONS AND SUPPLY OF INFORMATION

(1) Gulf Indonesia shall and shall cause its Subsidiaries to perform all obligations required to be performed by Gulf Indonesia or any of its Subsidiaries under this Agreement, co-operate with Conoco and Bidco in connection therewith, and do all such other acts and things as may be reasonably requested by Conoco and are necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Gulf Indonesia shall and where appropriate shall cause its Subsidiaries to:

         (a) apply for and use all commercially reasonable efforts to obtain all Appropriate Regulatory Approvals relating to Gulf Indonesia or any of its Subsidiaries (including promptly complying with all requests for information) and, in doing so, to keep Conoco reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including, but not limited to, providing Conoco with copies of all related applications and notifications, in draft form, and requests for information in order for Conoco to provide its reasonable comments;

         (b) defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; and

         (c) use all commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Gulf Indonesia or its Subsidiaries from other parties to loan agreements, leases, licences or other contracts, provided that such waivers, consents and approvals may be conditional on Conoco taking up Gulf Indonesia Shares under the Offer and to the extent such waivers, consents and approvals require an adverse modification to the terms of such documents or prepayment of any funds or the incurring of additional obligations, shall be subject to Conoco's prior written consent.

(2) Gulf Indonesia shall give Conoco the opportunity to participate, at its own expense, in the defence or settlement of any shareholder litigation against Gulf Indonesia relating to any transaction contemplated hereby; provided, however, that no such settlement shall be agreed to without Conoco's prior written consent (which consent shall not be unreasonably withheld or delayed if such settlement only involves monetary payment).

(3) Gulf Indonesia covenants and agrees that none of the information supplied or to be supplied by Gulf Indonesia for inclusion or incorporation by reference in the Offering Documents, the Statement, the Schedule 14D-9 or the management proxy circular or information statement described in Section 2.7(b) will, at the time such document is filed with the Securities Authorities, at any time it is amended or supplemented or at the time it is first published, sent or given to the Gulf Indonesia Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

5.3 COVENANTS OF CONOCO AND BIDCO REGARDING THE PERFORMANCE OF OBLIGATIONS AND SUPPLY OF INFORMATION

(1) Each of Conoco and Bidco shall, and Conoco shall cause its other subsidiaries to, perform all obligations required to be performed by Conoco, Bidco or any of Conoco's subsidiaries under this Agreement, co-operate with Gulf Indonesia in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing:

         (a) Bidco shall make the Offer, which Offer shall be made by Bidco in accordance with the provisions of this Agreement and in compliance with all applicable Laws, including Securities Laws;

         (b) Bidco shall, subject to the terms and conditions hereof and of the Offer, take up the Gulf Indonesia Shares validly deposited under the Offer and not withdrawn and pay for such Gulf Indonesia Shares in accordance with applicable Securities Laws and the terms of this Agreement;

         (c) Conoco and Bidco shall and where appropriate Conoco shall cause its other subsidiaries to apply for and use all commercially reasonable efforts to obtain all Appropriate Regulatory Approvals relating to Conoco, Bidco or any of Conoco's subsidiaries (including promptly complying with all requests for information) and, in doing so, to keep Gulf Indonesia reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including, but not limited to, providing Gulf Indonesia with copies of all related applications and notifications, in draft form, and requests for information in order for Gulf Indonesia to provide its reasonable comments;

         (d)      If at the Expiry Time, the conditions in paragraphs (b) and
                  (c)(i) of Schedule A have not been satisfied or waived, Bidco shall extend the Offer from time to time until such condition has been satisfied or waived, provided that Bidco shall not be required to extend the Offer more than 20 days past the Initial Expiry Time unless the condition has not been satisfied due to the breach by Bidco and Conoco of their obligations hereunder; and

         (e) Conoco and Bidco shall and where appropriate Conoco shall cause its other subsidiaries to defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the making or completion of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction or any of the other transactions contemplated hereby.

(2) Each of Conoco and Bidco agrees that Bidco will not, except for the Minimum Condition, amend, modify or change the terms and conditions of the Offer (which, for greater certainty, does not include waiving, in whole or in part, a condition of the Offer) in a manner that is materially adverse to the Gulf Indonesia Shareholders in the aggregate, and will not amend, modify, change or waive the Minimum Condition, in each case without the prior written consent of Gulf Indonesia (which shall be evidenced by a resolution of both the Independent Committee and the Board of Directors of Gulf Indonesia), other than to (i) extend the Offer at the sole discretion of Bidco, if, at the initial or extended date on which the Offer is scheduled to expire, any of the conditions to the Offer shall not be satisfied or waived by Bidco, until such time as such conditions are satisfied or waived by Bidco, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities Authorities applicable to the Offer or any period required by applicable Law, or (iii) comply with the legal obligations of Bidco with respect to any amendment, modification or change of the Offer. In addition, Bidco may make available a "subsequent offering period", in accordance with Rule 14d-11 of the Exchange Act, of not greater than 20 business days, provided that such "subsequent offering period" complies with applicable Canadian Law.

(3) Conoco hereby unconditionally and irrevocably guarantees the performance of all covenants and obligations of Bidco in this Agreement or its permitted assignee. Conoco agrees that Gulf Indonesia shall not have to proceed first against Bidco before exercising its right under this guarantee against Conoco. Conoco agrees that this guarantee will not be discharged except by complete performance of the covenants and obligations of Bidco under this Agreement.

(4) Conoco and Bidco covenant and agree that none of the information supplied or to be supplied by Conoco or Bidco for inclusion or incorporation by reference in the Offering Documents, the Statement, the Schedule 14D-9 or the management proxy circular or information statement described in Section 2.7(b) will, at the time such document is filed with the Securities Authorities, at any time it is amended or supplemented or at the time it is first published, sent or given to Gulf Indonesia Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

5.4 MUTUAL COVENANTS

         Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the consummation of the Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, and the time that this Agreement is terminated in accordance with its terms:

         (a) it shall, and shall cause its subsidiaries to use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article VI to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things reasonably requested by the other parties and are necessary, proper or advisable under all applicable Laws to complete the Offer and, subject to prior satisfaction of the Minimum Condition, a Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, and any of the other transactions contemplated hereby, as applicable, including using its commercially reasonable efforts to: (i) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction, as applicable, and any of the other transactions contemplated hereby, as applicable;
                  (ii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, as applicable, and any of the other transactions contemplated hereby, as applicable; and
                  (iii) co-operate with each other Party in connection with the performance by it and its Subsidiaries of their obligations hereunder all as subject to the other terms of this Agreement;

         (b) it shall not take any action which would reasonably be expected to impede the making or completion of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction, as applicable, except as permitted by this Agreement;

         (c) it shall use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects both on and as of the Expiry Date and the date on which a Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, is consummated as if made thereon (other than representations and warranties specific to a particular date which shall remain true and correct in all material respects as of that date); and

         (d) it shall notify forthwith the other Parties of any breach of a representation, warranty, covenant or condition by it of which it becomes aware or any event occurring subsequent to the date of this Agreement that would render any representation or warranty made by it contained in this Agreement untrue.

                                   ARTICLE VI
                                   CONDITIONS

6.1 MUTUAL CONDITIONS

         The obligations of Gulf Indonesia, Conoco and Bidco hereunder, including the obligation to make and consummate the Offer, are subject to fulfilment of the following conditions on or before the Expiry Date or such other time prior thereto as is specified below:

         (a) there shall not be in force and non-appealable any injunction, order or decree issued by a court or other Governmental Entity of competent jurisdiction in Canada, the United States or elsewhere restraining or enjoining the consummation of the Offer, any Compulsory Acquisition, any Subsequent Acquisition Transaction or the other transactions contemplated by this Agreement; and

         (b)      this Agreement shall not have been terminated pursuant to
                  Article VIII.

         The foregoing conditions are for the mutual benefit of Gulf Indonesia, Conoco and Bidco and may be waived, in whole or in part, by Gulf Indonesia, in favour of Gulf Indonesia, and by Conoco and Bidco, acting jointly, in favour of Conoco and Bidco, as appropriate, in writing at any time and, unless otherwise provided in the written waiver, will be limited to the specific condition waived.

6.2 ADDITIONAL CONDITIONS PRECEDENT TO THE OBLIGATIONS OF CONOCO AND BIDCO

         (a) The obligation of Conoco to cause Bidco to make the Offer and the obligation of Bidco to make the Offer are subject to the fulfilment of the conditions that at the time that Bidco proposes to make the Offer, (i) there does not exist any prohibition at Law or legal restraint (other than those referred to in paragraph (b) in Schedule A) against Bidco making the Offer or taking up and paying for the Gulf Indonesia Shares validly deposited to the Offer and not withdrawn; and (ii) the Board of Directors of Gulf Indonesia shall have concurrently issued in the Schedule 14D-9 and the Statement an affirmative recommendation to the Gulf Indonesia Shareholders to accept the Offer and deposit their Gulf Indonesia Shares to the Offer.

         (b) Bidco's obligation to complete the Offer is subject to the conditions set out in Schedule A.

6.3 CONDITIONS PRECEDENT TO THE COMPULSORY ACQUISITION OR SUBSEQUENT ACQUISITION TRANSACTION

         The obligation of Bidco to commence and complete the Compulsory Acquisition or Subsequent Acquisition Transaction as contemplated in Section 2.7 shall be subject to fulfilment of the following conditions both at the time immediately before the Compulsory Acquisition or Subsequent Acquisition Transaction is commenced and at the time it is completed:

         (a)      the conditions set out in Sections 6.1(a) and 6.1(b); and

         (b) the conditions set out in Sections 6.2(a)(i) and 6.2(b) (excluding the condition set forth under clause (a) of Schedule A, it, however, being agreed that Bidco is not required to commence a Compulsory Acquisition or Subsequent Acquisition Transaction unless the Minimum Condition has been satisfied) with references to the Offer being construed as references to the Subsequent Acquisition Transaction or Compulsory Acquisition, as applicable, and all references to Expiry Date being construed as references to the effective time of the Subsequent Acquisition Transaction or Compulsory Acquisition, as applicable.

6.4 WAIVER OR SUSPENSION OF CONDITIONS

         The conditions in Sections 6.2 and 6.3 are for the benefit of Conoco and Bidco and, subject to Section 5.3(2), may be waived, in whole or in part, by Conoco and Bidco, acting jointly, in writing at any time and, unless otherwise provided in the written waiver, will be limited to the specific condition waived.

6.5 MERGER OF CONDITIONS

         The conditions set out in Sections 6.1 and 6.2 (except to the extent such conditions are also conditions to the Compulsory Acquisition or Subsequent Acquisition Transaction) shall be conclusively deemed to have been satisfied, waived or released upon the taking up by Bidco of any Gulf Indonesia Shares pursuant to the Offer.

                                   ARTICLE VII
                              ADDITIONAL AGREEMENTS

7.1 OTHER FILINGS

         As promptly as practicable hereafter, Gulf Indonesia, Conoco and Bidco shall each prepare and file, any filings required in connection with the Offer and the other transactions contemplated by this Agreement required under applicable Law or necessary to obtain all necessary consents, waivers, permits, orders and approvals.

7.2 FURTHER ASSURANCES

         Subject to the terms and conditions herein provided and to fiduciary obligations under applicable Law as advised by legal counsel in writing, each of the Parties agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to permit Bidco to make and complete the Offer and the other transactions contemplated by this Agreement as promptly as practicable, and to co-operate with each other in connection with the foregoing, including using commercially reasonable efforts to obtain all necessary consents, waivers, permits, orders and approvals as are required to be obtained under any applicable Law.

7.3 RECOMMENDATIONS

         Neither the Board of Directors of Gulf Indonesia nor the Independent Committee shall withdraw or modify, or propose to withdraw or modify, in a manner adverse to Conoco or Bidco, its approval or recommendation of the Offer or this Agreement, or approve or recommend or propose publicly to approve or recommend any Acquisition Proposal, unless the Board of Directors of Gulf Indonesia, or the Independent Committee, determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Gulf Indonesia Shareholders under applicable Law in which event, notwithstanding anything to the contrary herein, the Independent Committee and the Board of Directors of Gulf Indonesia, as applicable, may so withdraw or modify its approval and recommendation of the Offer and may communicate such change to the Gulf Indonesia Shareholders and holders of Gulf Indonesia Options.

7.4 EXPENSE REIMBURSEMENT

         (a) Subject to Section 7.4(b), each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Offer and the transactions contemplated herein.

         (b) Bidco will pay all of the costs incurred by Gulf Indonesia in obtaining the valuation opinion from RBC Dominion Securities Inc.

         Bidco's obligations under this Section 7.4(b) shall survive termination or expiry of this Agreement.

7.5 ACCESS TO INFORMATION

         From the date hereof until the earlier of the consummation of the Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, and the termination of this Agreement, Gulf Indonesia shall, and shall cause its Subsidiaries and its respective officers, directors, employees and agents to, afford to Conoco and to the officers, employees, agents and representatives of Conoco such access as Conoco may reasonably require at all reasonable times to their officers, employees, agents, properties, books, records and contracts, and shall furnish Conoco with all data and information as Conoco may reasonably request.

7.6 INSURANCE AND INDEMNIFICATION

         (a) Gulf Indonesia and Conoco agree that Conoco will, or will cause Gulf Indonesia to, maintain in effect without any reduction in scope or coverage for 10 years from the date that is the later of the Expiry Date and the date a Compulsory Acquisition or Subsequent Acquisition Transaction is completed, customary policies of directors' and officers' liability insurance providing protection comparable to the protection provided by the policies maintained by Gulf Indonesia which are in effect immediately prior to the Expiry Date and providing protection in respect of claims arising from facts or events which occurred prior to the later of the Expiry Date and the date a Compulsory Acquisition or a Subsequent Acquisition Transaction is completed.

         (b) Conoco agrees that all rights to indemnification or exculpation now existing, or authorized prior to the execution hereof, in favour of present and former officers and directors of Gulf Indonesia shall survive the completion of the Offer and Conoco covenants and agrees to cause Gulf Indonesia to fulfil its obligations under such rights to indemnification or exculpation, failing which Conoco shall fulfil such obligations.

         (c) It is agreed that the provisions of this Section 7.6 are held in trust by Gulf Indonesia for the benefit of the present and former officers and directors of Gulf Indonesia and shall survive the completion of the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction as well as the termination of this Agreement.

7.7 BROKERS

         Gulf Indonesia and Conoco represent and warrant to each other that, except for RBC Dominion Securities Inc. in the case of Gulf Indonesia and JPMorgan and Merrill Lynch Canada Inc. in the case of Conoco and Bidco, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with this Agreement or the Offer. Gulf Indonesia has provided to Conoco a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors which are in effect at the date hereof and agrees not to amend the terms of any such agreements relating to the payment of fees and expenses without the prior written approval of Conoco.

                                  ARTICLE VIII
                TERM, TERMINATION, BREACHES, AMENDMENT AND WAIVER

8.1 TERM

         This Agreement shall be effective from the date hereof until the earlier of the consummation of the Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, and the termination of this Agreement in accordance with its terms.

8.2 TERMINATION

         (a) If any condition contained in Sections 6.1 or 6.2 is not satisfied on the dates specified in the condition or the date the Offer is scheduled to expire (after all extensions pursuant to

                  Section 5.3(1)(d)), as applicable, then, so long as neither Conoco nor Bidco is in material breach of this Agreement, Conoco and Bidco may by notice to Gulf Indonesia terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided), but without detracting from the rights of Conoco and Bidco arising from any breach by Gulf Indonesia but for which the condition would have been satisfied.

         (b) If any condition contained in Section 6.3 is not satisfied on the dates specified in the condition, and so long as neither Conoco nor Bidco is in material breach of this Agreement, then Conoco and Bidco may by notice to Gulf Indonesia terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided), but without detracting from the rights of Conoco and Bidco arising from any breach by Gulf Indonesia but for which the condition would have been satisfied.

         (c) If any condition contained in Section 6.1 is not satisfied on the dates specified in the condition or the date the Offer is scheduled to expire (after all extensions pursuant to Section 5.3(1)(d)), as applicable, so long as Gulf Indonesia is not then in material breach of this Agreement, then Gulf Indonesia (as determined by the Independent Committee) may by notice to Conoco and Bidco terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided), but without detracting from the rights of Gulf Indonesia arising from any breach by Conoco or Bidco but for which the condition would have been satisfied.

         (d)      This Agreement may also:

                  (i) be terminated by the mutual agreement of Conoco, Bidco and Gulf Indonesia (as determined by the Independent Committee);

                  (ii) be terminated by Conoco and Bidco if the Board of Directors of Gulf Indonesia or the Independent Committee shall have (A) withdrawn or modified, or proposed to withdraw or modify in a manner adverse to Bidco or Conoco, the approval or recommendation of the Board of Directors of Gulf Indonesia or the Independent Committee of this Agreement or the Offer or (B) approved or recommended, or proposed publicly to approve or recommend, any Acquisition Proposal;

                  (iii) be terminated by Gulf Indonesia (as determined by the Independent Committee) if (A) any representation and warranty of Conoco or Bidco in this Agreement qualified as to materiality is not true and correct and any representation and warranty not so qualified is not true and correct in all material respects (except to the extent that such representations and warranties speak as of an earlier date); or if (B) Conoco or Bidco is in breach in a material respect of any of their respective covenants in this Agreement; in each case so long as Gulf Indonesia is not then in material breach of this Agreement; or

                  (iv) be terminated by Gulf Indonesia in order to concurrently enter into a definitive written agreement with respect to a Superior Proposal;

in each case, prior to the Expiry Date in the case of the Offer and prior to the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction in the case of a Compulsory Acquisition or Subsequent Acquisition Transaction.

         (e) Gulf Indonesia may not elect to terminate this Agreement pursuant to Section 8.2(d)(iii) for a breach of a representation, warranty or covenant by Conoco or Bidco, unless Gulf Indonesia has delivered a written notice to Conoco specifying in reasonable detail all breaches of representations, warranties and covenants which Gulf Indonesia is asserting as the basis for the right of termination, and such breach of a representation, warranty or covenant is not cured within 20 business days from the date of receipt by Conoco of such notice.

         (f) If Conoco or Bidco does not complete a Compulsory Acquisition or Subsequent Acquisition Transaction on or prior to the Outside Date, then, any of Conoco, Bidco or Gulf Indonesia (in the case of Gulf Indonesia, as determined by the Independent Committee), may terminate this Agreement, provided a party may not terminate this Agreement based on this Section 8.2(f) if failure to consummate a Compulsory Acquisition or Subsequent Acquisition Transaction by the Outside Date results from a breach of this Agreement by such party (or in the case of Conoco or Bidco a breach by either of them) unless the party not in breach otherwise consents.

         (g) If this Agreement is terminated in accordance with the foregoing provisions of this Section 8.2, no Party shall have any further liability or obligation hereunder except as provided in Section 7.4 and as otherwise expressly contemplated hereby; provided that nothing herein shall relieve any Party from any liability for any wilful and knowing breach of a representation or warranty herein or any material breach of a covenant herein prior to such termination.

8.3 AMENDMENT

         This Agreement may, at any time and from time to time on or before the consummation of a Compulsory Acquisition or Subsequent Acquisition Transaction, be amended by mutual written agreement of the Parties; provided, however, that any amendment that adversely affects the rights of the Gulf Indonesia Shareholders shall require the approval of the Independent Committee.

8.4 WAIVER

         Subject to Sections 5.3(2) and 6.4, any Party may (i) extend the time for the performance of any of the obligations or acts of the other Parties, (ii) waive compliance with any of the other Parties' agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Parties' representations or warranties contained herein or in any document delivered by another Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived; provided that any extension or waiver that adversely affects the rights of the Gulf Indonesia Shareholders shall require the approval of the Independent Committee.

                                   ARTICLE IX
                               GENERAL PROVISIONS

9.1 NOTICES

         All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission, or as of the following business day if sent by prepaid overnight courier, to the

Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

         (a)      if to Conoco:

                  Conoco Inc.
                  600 North Dairy Ashford
                  Houston, Texas 77079
                  Attention: Wayne Byers
                  Telephone: 281-293-1859
                  Facsimile: 281-293-5037

                  with a copy to:

                  Cravath, Swaine & Moore
                  Worldwide Plaza
                  825 Eighth Avenue
                  New York, NY 10019
                  Attention: Richard Hall
                  Telephone: 212-474-1293
                  Facsimile: 212-474-3700

                  -and-

                  Blake, Cassels & Graydon LLP
                  Box 25, Commerce Court West
                  199 Bay Street, 28th Floor
                  Toronto, Ontario  M5L 1A9
                  Attention: Alan Bell
                  Telephone: 416-863-2662
                  Facsimile: 416-863-2653

         (b)      if to Bidco:

                  Conoco Canada Resources Limited
                  #1600, 401-9th Ave SW.
                  Calgary, Alberta
                  T2P 3C5

                  with a copy to Conoco and the persons receiving copies of notices send to Conoco.

         (c)      if to Gulf Indonesia:

                  Gulf Indonesia Resources Limited
                  Wisma 46, Kota BNI, 21st Floor
                  Jalan Jenderal Sudirman Kavling
                  Jakarta 10220 - Indonesia

                  Attention: Paul C. Warwick, President and
                             Chief Executive Officer

                  with a copy to:

                  Mr. Robert Allen
                  1200 Smith Street
                  Suite 1111
                  Houston, Texas
                  77002 - 4310

                  Telephone: 713-951-9287
                  Facsimile: 713-659-2435

                  -and-

                  Macleod Dixon LLP
                  3700, 400 - 3rd Avenue S.W.
                  Calgary, Alberta
                  T2P 4H2

                  Attention: Robert Engbloom
                  Telephone: 403-267-9505
                  Facsimile: 403-264-5973

                  -and-

                  Bennett Jones LLP
                  4500 Bankers Hall East
                  855 - 2nd Street S.W.
                  Calgary, Alberta
                  T2P 4K7

                  Attention: Robert Rooney
                  Telephone: 403-298-3420
                  Facsimile: 403-265-7219

9.2 MISCELLANEOUS

         This Agreement: (i) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (ii) and, except as specifically provided in Section 7.6 does not confer upon any other person any rights or remedies hereunder. The Parties shall be entitled to rely upon transmission of an executed facsimile copy of this Agreement, and such facsimile copy shall be legally effective to create a valid and binding agreement between the Parties.

9.3 GOVERNING LAW

         This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Alberta and the laws of Canada applicable therein, and shall be construed and treated in all respects as an Alberta contract.

9.4 ATTORNMENT

         The parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Alberta for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

9.5 INJUNCTIVE RELIEF

         The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Court of the Province of Alberta having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.6 TIME OF ESSENCE

         Time shall be of the essence in this Agreement.

9.7 BINDING EFFECT AND ASSIGNMENT

         This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Parties, except that Bidco may assign, in its sole discretion, any or all of its rights, interests or obligations under this Agreement to Conoco or to any other direct or indirect wholly-owned subsidiary of Conoco, provided that Conoco shall continue to be liable to Gulf Indonesia for any default in performance by the assignee.

9.8 SEVERABILITY

         If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the

Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.9 COUNTERPARTS

         This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF Conoco, Bidco and Gulf Indonesia have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                  CONOCO INC.

                                  by: (signed)
                                      -----------------------------------------

                                  CONOCO CANADA RESOURCES LIMITED

                                  by: (signed)
                                      -----------------------------------------

                                  GULF INDONESIA RESOURCES LIMITED

                                  by: (signed)
                                      -----------------------------------------

                                  by: (signed)
                                      -----------------------------------------

                                   SCHEDULE A

                            TO THE SUPPORT AGREEMENT

                             CONDITIONS OF THE OFFER

         Bidco shall have the right to (i) withdraw the Offer and not to take up and pay for, (ii) extend the time during which the Offer is open or (iii) not, subject to any applicable rules and regulations of Securities Laws, including Rule 14e-1(c) under the Exchange Act (relating to Bidco's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for, any Gulf Indonesia Shares deposited to the Offer, unless each of the following conditions is satisfied or waived by Bidco at or prior to the Expiry Time (provided that the Minimum Condition may not be waived by Bidco without the consent of Gulf Indonesia (which shall be evidenced by a resolution of both the Independent Committee and the Board of Directors of Gulf Indonesia)):

         (a) at the Expiry Time there shall have been validly deposited to the Offer and not properly withdrawn that number of Gulf Indonesia Shares representing more than 50% of the Gulf Indonesia Shares outstanding (calculated on a fully diluted basis, taking into account in the money Gulf Indonesia Options) other than Gulf Indonesia Shares owned by Bidco, its directors and executive officers, its affiliates, the directors and executive officers of its affiliates (other than the directors of Gulf Indonesia who are independent of Bidco under Rule 61-501 of the Ontario Securities Commission) or any persons acting jointly or in concert with Bidco (the "Minimum Condition");

         (b) all sanctions, rulings, exceptions, waivers, permits, orders, consents or approvals of any Governmental Entity (whether in Canada, the United States, Indonesia or elsewhere) which, in Bidco's reasonable judgment, are necessary in connection with the Offer and the acquisition of any Gulf Indonesia Shares pursuant to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained on terms and conditions reasonably satisfactory to Bidco;

         (c) (i) no act, action, suit, proceeding, obligation or opposition shall have been threatened or taken before or by any Governmental Entity or by any other person (in the case of such other person, which has a reasonable likelihood of success), and (ii) no law, regulation, rule, statute, judgement, order, injunction, or policy, shall have been enacted, promulgated, amended or applied, in either case in the reasonable judgment of Bidco:

                           A. to (i) cease trade, enjoin, prohibit or impose limitations, damages or conditions on
                                    (x) the purchase by, or sale to, Bidco of the Gulf Indonesia Shares or any of them or the consummation of the transactions contemplated by this Agreement, (y) the right of Bidco to own or exercise full rights of ownership of the Gulf Indonesia Shares or any of them, or (z) the ability of Bidco or Conoco to exercise full ownership rights over or operate the businesses or assets of Gulf Indonesia and its Subsidiaries (hereinafter collectively referred to as the "Gulf Indonesia Group"), or (ii) compel Bidco or Conoco (or any of their respective affiliates) to dispose of or to hold separate any portion of their business or assets or to dispose or to hold separate any portion of the business or assets of or any member of the Gulf Indonesia Group;

                           B. which has materially adversely affected or, if the Offer were consummated, could materially adversely affect the Gulf Indonesia Group considered as a whole; or

                           C. which challenges or would prevent completion of the Offer or which would have a material adverse effect on the ability of Bidco to complete a Compulsory Acquisition or any Subsequent Acquisition Transaction;

         (d) there shall not exist any prohibition at law or legal restraint against Bidco taking up and paying for any Gulf Indonesia Shares deposited under the Offer or completing a Compulsory Acquisition or any Subsequent Acquisition Transaction;

         (e) Bidco shall have determined in its reasonable judgment that there does not exist and has not occurred (or, if there does exist or shall have previously occurred, there shall not have been disclosed prior to the date of this Agreement, generally or to Conoco or Bidco) any material adverse change to the Gulf Indonesia Group considered as a whole; and

         (f) all representations and warranties of Gulf Indonesia in the Agreement qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects as of the date of the Agreement and as of the Expiry Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date) and Gulf Indonesia shall have performed in all material respects all covenants to be performed by it under the Agreement.

                                   SCHEDULE B

                            TO THE SUPPORT AGREEMENT

                        APPROPRIATE REGULATORY APPROVALS

PART A - UNITED STATES AND CANADA

o Compliance with any applicable requirements of the NBCA and Securities Laws, including the U.S. Securities Act of 1933 and the Exchange Act, each as amended.

PART B - INDONESIA

o Compliance with any applicable Laws regulating investment (as appropriate).

o To the knowledge of Gulf Indonesia there are no formal approvals in respect of all material production sharing contracts, technical assistance contracts, joint operating bodies, easements, rights of way, permits, leases or licences required as a result of the acquisition of all of the Gulf Indonesia Shares by Bidco however, it is customary to notify Pertamina, MIGAS, and other Indonesian Governmental Entities of transactions of this nature.


                                 Page 48 of 48